                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )(1)

                              La-Z Boy Incorporated
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   505336 10 7
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2007
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            NOTE.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

------------------------
      (1) The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 2 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 3 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 4 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 5 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 6 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 7 of 17 Pages
------------------------                                  ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   3,014,475 shares
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              0 shares
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              3,014,475 shares
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    3,014,475 shares
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 8 of 17 Pages
------------------------                                  ----------------------

      The following  constitutes the Schedule 13D filed by the undersigned  (the
"Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This  statement  relates  to shares of the Common  Stock,  par value
$1.00 (the "Shares"), of La-Z-Boy Incorporated.  (the "Issuer").  The address of the  principal  executive  offices of the Issuer is 1284 North  Telegraph  Road,
Monroe, Michigan, 48162-3390.

Item 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"), MLF Capital Management,  L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF
Holdings") and Matthew L. Feshbach (each a "Reporting Person" and together,  the
"Reporting Persons"),  who act as a group with regards to certain aspects of the
Shares

            MLF Offshore is a limited  partnership  organized and existing under the laws of the Cayman  Islands.  The  principal  business  of MLF  Offshore  is private  investment  consulting.  MLF  Cayman  is a  corporation  organized  and existing  under the laws of the Cayman  Islands.  The principal  business of MLF
Cayman is private investment consulting and acting as the general partner of MLF
Offshore.  MLF Capital is a limited partnership organized and existing under the laws of the State of Delaware.  The principal business of MLF Capital is private investing  and  acting as  manager  of MLF  Cayman.  MLF  Holdings  is a limited liability  company,  organized  and  existing  under  the  laws of the  state of
Delaware.  The  principal  business of MLF  Holdings is private  investment  and acting as the  general  partner  of MLF  Capital.  The  business  address of MLF
Offshore and MLF Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital
Place,  P.O. Box 847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the
manager and sole shareholder of MLF Cayman.  The business address of MLF Capital and MLF Holdings is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,  Florida
33770.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment consulting and acting as the investment advisor of MLF Offshore.  The business  address of MLFI is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,
Florida 33770.

            Matthew L. Feshbach is an individual  whose business  address is 455
N. Indian Rocks Road,  Suite B, Belleair  Bluffs,  Florida 33770.  His principal occupation is managing member of each of MLFI and MLF Holdings.  Mr. Feshbach is a citizen of the United States of America.

            During the last five years, none of MLFI, MLF Offshore,  MLF Cayman,
MLF Capital,  MLF  Holdings,  or Mr.  Feshbach has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFI, MLF Offshore, MLF Cayman, MLF Capital,
MLF  Holdings  or Mr.  Feshbach  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of February 12, 2007, MLF Offshore owned 3,014,475  Shares of the
Issuer.  MLFI, Mr. Feshbach,  MLF Cayman,  MLF Holdings,  and MLF Capital may be
deemed to beneficially  own the Shares owned by MLF Offshore.  The funds used to purchase  such  Shares  came  from the  working  capital  of MLF  Offshore.  The aggregate cost of such Shares is approximately $36,933,033.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                   Page 9 of 17 Pages
------------------------                                  ----------------------

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons are holding the Shares for investment purposes based on the  Reporting  Persons'  belief  that the Shares are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The  Reporting  Persons  support the Issuer's  management  and their plans and programs of focusing on the La-Z-Boy(R) brand, improving manufacturing efficiency  and  maximizing  the  potential  of its  distribution  network,  the
La-Z-Boy Furniture Galleries(R).

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of  Schedule  13D  except as set  forth  herein.  It is the  Reporting
Persons' intention,  however, to offer to help the Issuer  strategically if such opportunities  present themselves.  The Reporting Persons may in the future take such  actions  with  respect  to  its  investment  in  the  Issuer  as it  deems appropriate  including,  without limitation,  seeking more Board representation, making  proposals  to the  Issuer  concerning  changes  to  the  capitalization, ownership structure or operations of the Issuer,  purchasing  additional Shares, selling some or all of its Shares,  engaging in short  selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 51,364,209 Shares outstanding as of October 28, 2006, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly  Report on Form 10-Q, for the quarterly period ended October 28, 2006, as filed with the Securities and Exchange Commission on November 14, 2006.

            As of the close of business on February 12, 2007,  each of MLFI, MLF
Offshore,  MLF Cayman, MLF Holdings and MLF Capital beneficially owned 3,014,475
Shares, constituting approximately 5.9% of the Shares outstanding.

            (b) Each of Mr.  Feshbach,  MLFI,  MLF  Offshore,  MLF  Cayman,  MLF
Holdings  and MLF  Capital  share the power to vote and dispose or to direct the vote and disposition of 3,014,475 Shares, or 5.9% of the Shares outstanding.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 10 of 17 Pages
------------------------                                  ----------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint  Filing  Agreement by and among MLF  Investments,  LLC, MLF
               Offshore  Portfolio  Company,  L.P.,  MLF  Cayman GP,  Ltd.,  MLF
               Capital Management, L.P., MLF Holdings, LLC and Matthew L.
               Feshbach, dated February 12, 2007

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 11 of 17 Pages
------------------------                                  ----------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

                                    /s/ Matthew L. Feshbach
                                    ------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 12 of 17 Pages
------------------------                                  ----------------------

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 13 of 17 Pages
------------------------                                  ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

TRANSACTIONS BY MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------

 Shares of Common Stock        Price Per Share ($)          Date of Purchase
      Purchased
-----------------------------------------------------------------------------
       100,000                      11.3642                    12/18/06

       200,000                      11.3860                    12/19/06

       100,000                      11.3891                    12/20/06

        62,500                      11.5044                    12/21/06

        64,800                      11.6435                    12/22/06

        72,700                      11.9219                    12/26/06

        31,821                      11.8755                    12/26/06

       100,000                      11.9135                    12/27/06

        27,700                      11.9305                    12/28/06

       200,000                      11.8975                    12/29/06

       100,000                      11.8656                    01/03/07

       100,000                      12.0023                    01/03/07

       100,000                      11.5513                    01/04/07

       100,000                      11.6777                    01/05/07

        32,100                      11.5494                    01/08/07

       100,000                      11.8303                    01/09/07

       140,432                      11.9674                    01/10/07

       200,000                      12.3404                    01/11/07

       200,000                      12.7077                    01/12/07

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 14 of 17 Pages
------------------------                                  ----------------------

       100,000                      12.4134                    01/16/07

       100,000                      12.4435                    01/17/07

       100,000                      12.3803                    01/18/07

        20,822                      12.5220                    01/19/07

        20,000                      12.2589                    01/22/07

        44,400                      12.4601                    01/24/07

        15,700                      12.5225                    01/25/07

        60,000                      12.4558                    01/26/07

        85,000                      12.9342                    02/01/07

        60,000                      13.1367                    02/02/07

        65,000                      13.3249                    02/06/07

       167,000                      13.4824                    02/07/07

       100,000                      13.5344                    02/08/07

        23,300                      13.4665                    02/09/07

        21,200                      13.5586                    02/12/07

MLF INVESTMENTS, LLC

      None

MLF CAYMAN GP, LTD.

      None

MLF CAPITAL MANAGEMENT, L.P.

      None

MLF HOLDINGS, LLC

      None

MATTHEW L. FESHBACH

      None

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 15 of 17 Pages
------------------------                                  ----------------------

                                  Exhibit Index

                         Exhibit                                            Page
                         -------                                            ----

1.    Joint Filing  Agreement by and among MLF  Investments,  LLC, MLF       16
      Offshore  Portfolio  Company,  L.P.,  MLF Cayman GP,  Ltd.,  MLF
      Capital  Management,  L.P.,  MLF  Holdings,  LLC and  Matthew L.
      Feshbach, dated February 12, 2007.

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 16 of 17 Pages
------------------------                                  ----------------------

                        JOINT FILING AGREEMENT

              In  accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule  13D dated  February
12, 2007  (including  amendments  thereto)  with  respect to the Common Stock of
La-Z-Boy Incorporated.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

      Dated: February 12, 2007

                                    /s/ Matthew L. Feshbach
                                    ------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  Managing Member

------------------------                                  ----------------------
CUSIP No. 505336 10 7                   13D                  Page 17 of 17 Pages
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                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        --------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member